

May 8, 2024

John Garilli
Interim Chief Financial Officer
Seritage Growth Properties
500 Fifth Avenue, Suite 1530
New York, NY 10110

> **Re: Seritage Growth Properties**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 001-37420**

Dear John Garilli:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Supplemental Financial Measures and Definitions, page 44

1. We note your disclosure that NOI is defined as income from property operations less property operating expenses; however, your reconciliation of GAAP net loss to NOI indicates that you have made an adjustment for Straight-line rent. Please revise your calculation and/or definition of NOI to ensure the calculation is consistent with the definition. This comment also applies to your earnings release.

2. We note your presentation of total NOI includes your proportionate share of unconsolidated entity activity. Please revise your filing to disclose that you do not control the joint ventures and that the presentation of your proportionate share of NOI does not represent your legal claim to this activity. The comment also applies to your earnings release.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction